EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2013(a)	2012(a)	2011(a)	2010(a)	2009(a)
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$254,718	$223,787	$290,167	$221,680	$247,599
Interest and other debt expense	69,462	101,722	63,954	61,639	50,999
Interest portion of rental expense	749	647	912	522	435
Earnings before fixed charges	$324,929	$326,156	$355,033	$283,841	$299,033
Fixed charges:
Interest and other debt expense	$69,462	$101,722	$63,954	$61,639	$50,999
Interest portion of rental expense	749	647	912	522	435
Capitalized interest	262	266	688	847	379
Total fixed charges	$70,473	$102,635	$65,554	$63,008	$51,813
Ratio of earnings to fixed charges	4.61	3.18	5.42	4.50	5.77
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(a)
Interest and other debt expense in 2013, 2012, 2011, 2010 and 2009 includes a loss on early extinguishment of debt of $2.1 million, $38.7 million, $1.0 million, $7.5 million and $1.3 million, respectively.